Exhibit 10-1
Gannett Co., Inc.
Compensation for Non-Employee Directors

Annual Fees

Each director is entitled to receive an annual retainer fee of $87,500. The independent Chairman of the Board is entitled to receive an additional annual retainer fee of $100,000 and each committee chair is entitled to receive an additional annual retainer fee of $15,000.

Retainer fees are paid quarterly in the case of cash. In lieu of receiving annual retainer fees in cash, directors may elect to receive their fees in shares of restricted stock with a grant date value equal to 110% of the applicable cash fee, based on the closing market price of the Company's common stock on the grant date. These restricted shares generally vest at a rate of 1/4th of the shares per quarter after the grant date, receive dividends and are held by the Company for the benefit of the director until he or she leaves the board at which time vested shares are delivered to the director.

In addition, upon each annual meeting of shareholders, each director is entitled to receive a long-term award of restricted stock with a grant date value equal to $87,500 based on the closing market price of the Company's common stock on the grant date. These restricted shares generally vest at a rate of 1/36th of the shares per month, receive dividends and are held by the Company for the benefit of the director until he or she leaves the board at which time the vested shares are delivered to the director.

Special Vesting Rules

Upon the retirement of a non-employee director due to the age of service limitations set forth in the Company's bylaws, the director's restricted stock would vest immediately and, for any non-employee director who completed at least three full years of service on the board, stock options would vest immediately. Options and restricted stock also automatically vest upon a change of control of the Company. If a non-employee director ceases to be a director for reasons other than the age of service limitations set forth in the Company's bylaws, the director's unvested shares of restricted stock and unvested options are forfeited, except that, if the director leaves after having completed (i) at least three full years of service on the board, his or her options will vest for one additional year and he or she will have that extra year to exercise any vested options, (ii) at least six full years of service on the board, he or she will have two years of added vesting and exercise time, and (iii) nine or more full years of service on the board, he or she will receive three years of added vesting and exercise time. All unvested options will continue to vest during such post-termination exercise period in accordance with the option's original vesting schedule.

Deferral

Directors may elect to defer their cash or restricted stock fees under the Company's Deferred Compensation Plan, which for cash fee deferrals provides for ten deemed investment options, including mutual funds and a Company common stock fund. Deferred fees paid as restricted stock must be invested in the Company's common stock fund of the Deferred Compensation Plan.

Other Compensation

Directors receive travel accident insurance of $1,000,000 and a match from the Gannett Foundation of charitable gifts made by directors up to a maximum of $10,000 each year.

Expenses

Directors are reimbursed for their reasonable expenses of attending board and committee meetings.